
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 23, 2008

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

> **Re: Randgold Resources Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 24, 2008**
> **File No. 0-49888**

Dear Mr. Bristow:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 24, 2008

Note 11. Available-For-Sale Financial Assets, page F-27

1.   We note your disclosure that your auction rate securities valued at US$49 million failed at auction in the third quarter of 2007 as the trading market for the instruments has become illiquid. We further note from your Form 6-K furnished on August 1, 2008 that you have not sold the auction rate securities as of June 30, 2008. Please provide to us the analysis supporting your valuation at December 31, 2007 and June 30, 2008, in accordance with paragraph 58 through 70 of IAS 39, and specifically with regard to paragraph 59. Also tell us whether any of the securities were downgraded by rating agencies during 2008 to date.

Note 23. Significant Uncertainties Relating to Transactions with a Contractor, page F-43

2.   We note your disclosures where you indicate that you believe that you are entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd ("MDM"), who is in liquidation as of December 31, 2007. Please address the following comments with respect to your accounting for the amounts that you believe you are entitled to recover:

- Clarify how you have determined that the US$12.1 million receivable due from MDM is recoverable. Please clarify how you have evaluated the length of time these funds have been outstanding as part of your collectibility analysis. Tell us whether any amounts have been collected subsequent to December 31, 2007.
- We note that $7 million of the receivables are secured by performance bonds and the remainder is secured by personal guarantees and other assets. Now that MDM is in liquidation, explain whether the performance bonds solely secure the receivables or whether the bonds are available to all of MDM's creditors.
- We note that you have capitalized US$32 million as part of the cost of the project, which you also believe that you are entitled to recover from MDM. Please clarify how you determined that this amount was properly classified as project costs. In this respect, explain how you determined that you would receive a future economic benefit for the US$32 million paid to MDM.
- We note your disclosure, "The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim…" Please clarify the type and nature of the adjustments that you are referring to and whether such adjustments are possible.
- Also explain to us what you mean when you state that your financial statements do not include "…any charge that may arise from MDM's inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development." In this regard, tell us whether MDM has any outstanding obligations which you ultimately may be required to pay and, if so, the amounts and why these amounts have not been disclosed.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

Chris White
Branch Chief